Hard Creek Nickel Corporation
Consolidated Financial Statements
December 31, 2009

AUDITORS' REPORT

To the Shareholders of Hard Creek Nickel Corporation:

We have audited the consolidated balance sheets of Hard Creek Nickel Corporation (an exploration stage company) as at December 31, 2009 and 2008 and the consolidated statements of loss and comprehensive loss, deficit and cash flows for the years ended December 31, 2009, 2008 and 2007. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years ended December 31, 2009, 2008 and 2007 in accordance with Canadian generally accepted accounting principles.

/s/ DMCL

DALE MATHESON CARR-HILTON LABONTE LLP
DMCL CHARTERED ACCOUNTANTS

Vancouver, Canada
March 17, 2010

Statement 1
Hard Creek Nickel Corporation
Consolidated Balance Sheets
December 31, 2009 and 2008

ASSETS
	2009	2008
CURRENT
Cash and cash equivalents	$813,736	$4,125,235
Recoverable taxes	21,282	28,286
Mining tax credits (Notes 3, 8)	1,301,506	2,222,020
Miscellaneous receivable	1,518	-
Prepaid expenses	38,844	53,486
	2,176,886	6,429,027

RECLAMATION BONDS	187,900	187,900
EQUIPMENT, net of accumulated amortization of $83,447 (2008: $59,058)	54,414	68,585
MINERAL PROPERTY INTERESTS (Note 4)	179,500	179,500
DEFERRED EXPLORATION COSTS (Schedule 1)	28,321,528	24,771,994
	$30,920,228	$31,637,006

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$285,527	$172,741
FUTURE INCOME TAXES (Note 8)	819,203	376,703
	1,104,730	549,444
CONTINGENCIES AND COMMITMENTS (Notes 1 and 7)

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 5)	39,562,338	39,562,338
CONTRIBUTED SURPLUS (Note 5)	4,569,349	4,363,875
DEFICIT	(14,316,189)	(12,838,651)
	29,815,498	31,087,562
	$30,920,228	$31,637,006

APPROVED BY:

DIRECTOR	“MARK JARVIS”	DIRECTOR	“LYLE DAVIS”

(See accompanying notes)

Statement 2
Hard Creek Nickel Corporation
Consolidated Statements of Loss and Comprehensive Loss
Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007

ADMINISTRATIVE EXPENSES
Amortization	$24,389	$20,860	$14,528
Consulting	6,800	150,180	167,254
Consulting – stock-based (Note 5)	-	-	812,452
Director fees (Note 6)	24,000	-	-
Financing costs (Note 5)	-	426,700	-
Office and general	314,950	380,328	294,033
Investor relations	127,593	597,397	732,165
Investor relations – stock-based (Note 5)	6,045	184,121	273,201
Legal and audit	258,051	280,935	147,111
Management fees (Note 6)	268,000	154,000	124,000
Management fees – stock-based (Note 5)	142,700	131,322	-
Property evaluation	3,675	8,018	3,314
Property impairment	6,527	44,662	68,158
Salaries and benefits	21,620	28,880	21,460
Salaries and benefits – stock-based (Note 5)	315	1,993	-
Travel and promotion	33,773	114,745	195,050

LOSS BEFORE OTHER INCOME AND INCOME TAXES	1,238,438	2,524,141	2,852,726

OTHER INCOME
Interest	(22,688)	(463,052)	(134,592)

LOSS BEFORE INCOME TAXES	1,215,750	2,061,089	2,718,134

FUTURE INCOME TAXES (RECOVERY) (Note 8)	261,788	(102,822)	(939,923)

NET AND COMPREHENSIVE LOSS	1,477,538	1,958,267	1,778,211

BASIC AND DILUTED LOSS PER SHARE	$(0.02)	$(0.03)	$(0.03)

WEIGHTED NUMBER OF COMMON SHARES OUTSTANDING
- BASIC AND DILUTED	60,370,592	60,317,860	55,031,402

(See accompanying notes)

Statement 3
Hard Creek Nickel Corporation
Consolidated Statements of Deficit
Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007

DEFICIT, BEGINNING	$12,838,651	$10,880,384	$9,102,173

NET LOSS	1,477,538	1,958,267	1,778,211

DEFICIT, ENDING	$14,316,189	$12,838,651	$10,880,384

(See accompanying notes)

Statement 4
Hard Creek Nickel Corporation
Consolidated Statements of Cash Flows
For The Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007

OPERATING ACTIVITIES
Net loss	$(1,477,538)	$(1,958,267)	$(1,778,211)
Non cash items
Amortization	24,389	20,860	14,528
Property impairment	6,527	44,662	68,158
Stock-based compensation	149,060	317,436	1,085,653
Financing costs	-	426,700	-
Future income taxes	261,788	(102,822)	(939,923)

Changes in operating assets and liabilities:
Recoverable taxes	7,004	458,435	(258,372)
Mining tax credits	-	-	(1,238,700)
Miscellaneous receivable	(1,518)	-	-
Prepaid expenses	14,642	42,380	(48,764)
Accounts payable and accrued liabilities	112,786	(568,091)	1,037,300
Due to related party	-	(1,484)	1,484

	(902,860)	(1,320,191)	(2,056,847)

INVESTING ACTIVITIES
Purchase of equipment	(10,218)	(39,090)	(29,585)
Exploration and development costs	(2,398,421)	(4,293,398)	(7,763,726)

	(2,408,639)	(4,332,488)	(7,793,311)

FINANCING ACTIVITIES
Proceeds from share issuances, net of issue costs	-	70,000	17,836,023
Net decrease in restricted cash	-	-	163,058

	-	70,000	17,999,081

NET INCREASE (DECREASE) IN CASH AND CASH	(3,311,499)	(5,582,679)	8,148,923
EQUIVALENTS

CASH AND CASH EQUIVALENTS, BEGINNING	4,125,235	9,707,914	1,558,991

CASH AND CASH EQUIVALENTS, ENDING	$813,736	$4,125,235	$9,707,914

Supplementary Information
Cash paid for income tax	$-	$-	$-
Cash paid for interest	$-	$-	$-

Cash and cash equivalents is comprised of:
Cash	$65,709	$25,098	$161,914
Guaranteed Investment certificates	748,027	4,100,137	9,546,000
	$813,736	$4,125,235	$9,707,914

Non-cash transactions:
2007
Warrants with an estimated fair value of $482,700 were issued to brokers as fees relating to brokered private placements. (Note 5).

2008
Warrants were re-priced with an estimated fair value of $426,700, these warrants were previously related to brokered private placements in 2007 (Note 5).

(See accompanying notes)

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2009

1.	NATURE OF OPERATIONS

Hard Creek Nickel Corporation (the “Company”) is engaged in the acquisition and exploration of mineral properties. The Company’s common shares are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “HNC”.

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will realize its assets and discharge its liabilities in the normal course of operations. Should the Company be unable to continue as a going concern significant adjustment to asset values may be necessary. The ability of the Company to continue as a going concern is dependent upon the company raising sufficient financing to complete exploration and development activities, the discovery of economically recoverable reserves, and upon future profitable operations or proceeds from disposition of resource property interests. The Company presently, has not yet determined whether its mineral property contains economically recoverable resources. Management anticipates that the Company has sufficient current cash reserves to continue operations for the ensuing twelve months. Management is also aware that significant material uncertainties exist, related to current economic conditions that could cast significant doubt upon the entity’s ability to continue to finance its exploration activities. As a result, management plans on reducing spending in order to preserve cash and maintain liquidity until overall market conditions improve. Management is not able to assess the likelihood or timing of improvements in the equity markets for raising capital for future acquisitions or expenditures. This uncertainty represents a liquidity risk and may impact the Company’s ability to continue as a going concern in the future.

2.	CHANGES IN ACCOUNTING POLICIES

As of January 1, 2009, the Company was required to adopt the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3064 “Goodwill and Intangible Assets”, which will replace the existing Goodwill and Intangible Assets standard. The new standard revises the requirement for recognition, measurement, presentation and disclosure of intangible assets. The adoption of this standard did not have any impact on the Company’s financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS, NOT YET ADOPTED

International Financial Reporting Standards (“IFRS”)

In 2006, the Accounting Standards Board of Canada (“AcSB”) ratified a strategic plan that will result in the convergence of Canadian GAAP, as used by publicly accountable entities, with IFRS over a transitional period. The AcSB has developed and published a detailed implementation plan, with changeover required for fiscal years beginning on or after January 1, 2011. The Company has completed a scoping study and is in the process of reviewing the impact of this initiative on its financial statements.

Other pronouncements issued by the CICA or other authoritative accounting standards groups with future effective dates are either not applicable or are not expected to be significant to the financial statements of the Company.

3.	SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”), the more significant of which are as follows:

	a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Canadian Metals Exploration Ltd. All intercompany balances and transactions have been eliminated upon consolidation.

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2009

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	b)	Equipment

Equipment is recorded at cost and amortization is calculated at the following annual rates, which are intended to amortize the cost over the estimated useful lives of the assets:

Computer equipment	30% declining balance
Vehicles	30% declining balance
Equipment	20% declining balance

c)	Mineral property interests

The Company records its interests in mineral properties at the lower of cost or estimated recoverable value. Where specific exploration programs are planned and budgeted by management, mineral exploration costs are capitalized and carried at cost until the properties to which they relate are placed into commercial production, sold, abandoned or determined by management to be impaired in value.

Costs incurred for acquisition, including where applicable, option payments under acquisition agreements, and exploration are capitalized until such time as the related interest is placed into production, sold, abandoned or management has determined impairment in value.

Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment on a reporting period basis or as events and changes in circumstances warrant based on management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

Capitalized costs for acquisition and deferred exploration as reported on the balance sheet represent costs incurred to date or estimated recoverable value if lower than cost. Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral property interests. Upon the establishment of commercial production, carrying values of deferred acquisition and exploration costs will be amortized over the estimated life of the resource on the units of production method.

d)	Stock-based compensation

The Company may grant, from time to time, stock options to executive officers, directors and consultants. The Company records all stock based awards at fair value as determined using the Black- Scholes option pricing model. All stock based awards to employees and non-employees are measured at the time of grant, or revision, and the fair value attributed is charged to operations, allocated to specific asset accounts, and recognized over the vesting period. Upon exercise, the fair value of share purchase options or specified warrants is allocated from the contributed surplus account to share capital.

e)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, mineral property interest carrying values, useful lives of equipment for amortization, determination of fair value for stock based transactions, fair value of financial instruments, qualifying expenditures for refundable and non-refundable tax credits, timing of receipt of refundable tax credits, and future income taxes. Financial results as determined by actual events could differ from those estimates.

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2009

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	f)	Future income taxes

The Company follows CICA Handbook Section 3465, “Income Taxes” in accounting for income taxes. Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

	g)	Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method, which assumes that any proceeds obtained upon exercise of options and warrants would be used to purchase common shares at the average market price during the period. Diluted loss per share is equal to that of basic loss per share as the effects of stock options and warrants are anti-dilutive.

	h)	Share capital – Flow-through shares

The Company renounces qualifying Canadian exploration expenditures to certain share subscribers who subscribe for flow-through shares in accordance with the Income Tax Act (Canada). Under these provisions the Company is required to incur and renounce qualifying expenditures on a timely basis for the respective flow-though subscriptions and accordingly, it is not entitled to the related tax deductions and tax credits for such expenditures.

The Company follows recommendations by the Emerging Issues Committee (“EIC”) of the CICA relating to the issuance of flow-through shares. EIC 146 requires the recognition of future income tax liabilities relating to the issuance of flow-through shares as a direct reduction in share capital in the period of completion of applicable tax filings renouncing qualifying Canadian exploration expenditures to the share subscribers. The Company will recognize future income tax recoveries by applying available non-capital losses and other deductible temporary differences not previously recognized to offset any future income tax liability resulting from the issuance of flow-through shares. The resulting future income tax recovery is recognized in operating results in the same year.

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2009

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	i)	Asset retirement obligations

The Company reviews and recognizes legal obligations associated with the retirement of tangible long- lived assets, including rights to explore or exploit natural resources. When such obligations are identified and measurable, the estimated fair values of the obligations are recognized on a systematic basis over the remaining period until the obligations are expected to be settled.

Mineral property interests related to retirement obligations are capitalized as part of deferred exploration and development costs and are accounted for in the same manner as all other capitalized costs.

The Company’s resource activities are subject to environmental regulations promulgated by government agencies. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. Environmental legislation is continually evolving with more onerous standards, including the imposition of fines and penalties for non-compliance.

Management is not aware of any significant known or anticipated liability or reclamation requirement arising from its past or current operations.

	j)	Impairment of long-lived assets

The carrying values of long-lived assets with fixed or determinable lives are reviewed for impairment whenever events or changes in circumstances indicate the recoverable value may be less than the carrying amount. Impairment determinations are based on management's estimates of undiscounted and discounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges are recorded in the period in which determination of impairment is made by management.

Assets with indefinite or indeterminable lives are not amortized and are reviewed for impairment on a reporting period basis using management’s fair value determinations of estimated recoverable value.

	k)	Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

	l)	Mining tax credits

Mining tax credits are recorded as either a reduction of the cost of applicable assets or credited in the statement of loss and comprehensive loss depending on the nature of the expenditures giving rise to the credits. Claims for tax credits are accrued upon the Company attaining reasonable assurance of acceptance and payment entitlement from the appropriate government agency. Changes in interpretation of the relevant legislation and rules governing these tax credits may result in adjustments to the credits recorded in the statements.

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2009

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	m)	Non-monetary transactions

All non-monetary transactions are measured at the fair value of the asset surrendered or the asset received, whichever value is more reliable, unless the transaction lacks commercial substance or the fair value cannot be reliably established. The commercial substance requirement is met when the future cash flows are expected to change significantly as a result of the transaction. When the fair value of a non-monetary transaction cannot be accurately measured it is recorded at the carrying amount of the asset given up adjusted by the fair value of any monetary consideration received or given.

	n)	Financial Instruments

The Company follows CICA Handbook Section 3855, “Financial Instruments”. This section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. All financial instruments, including derivatives, are measured at the balance sheet date at fair value except for loans and receivables, held-to-maturity investments, and other financial liabilities which are measured at amortized cost.

The Company’s financial instruments consist of cash and cash equivalents, recoverable taxes, mining tax credits, miscellaneous receivables, and accounts payable. Cash and cash equivalents, which is measured at its face value, representing fair value, is classified as held-for-trading. Recoverable taxes, mining tax credits, and miscellaneous receivables are classified as loans and receivables and are measured at amortized cost. Accounts payable, which is measured at amortized cost, is classified as other financial liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

For the years ended December 31, 2009 and 2008, the Company has no derivatives or embedded derivatives.

	p)	Comprehensive income

The Company follows CICA Handbook Section 1530, “Comprehensive Income”. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. Section 1530 establishes standards for reporting and presenting certain gains and losses not normally included in net income or loss, such as unrealized gains and losses related to available for sale securities, and gains and losses resulting from the translation of self-sustaining foreign operations, in a statement of comprehensive income. For the years ended December 31, 2009, 2008 and 2007, comprehensive loss was equal to net loss.

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2009

4.	MINERAL PROPERTY INTERESTS

Turnagain property acquisition costs and terms are as follow:

	December 31, 2009	December 31, 2008
Acquisition costs	$179,500	$179,500

The Company has a 100% interest in 81 mineral claims, located along the Turnagain River in Northern British Columbia, Canada. One of the claims is subject to a 4% net smelter return (“NSR”). The Company has the option to purchase all or part of the NSR at any time within four years of commencement of commercial production for a price of $1,000,000 per 1% NSR.

During the year ended December 31, 2009, excluding property write-down and tax credits, the Company incurred costs totalling $2,454,835 (2008 - $4,505,695) (Refer to Schedule 1).

The Company also has a 100% interest in three other mineral properties in the vicinity of the Turnagain property including the Lunar, Lime, Dease Lime and Wheaton Lime claims.

In March 2006, the Company acquired by staking the Lunar property located Southeast of the Turnagain property. These claims were allowed to lapse during the first quarter of 2009, as a result, the Company wrote down $6,527 of costs incurred to $Nil. (Refer to Schedule 1).

In May 2006, the Company acquired by staking, two additional claim blocks which are known as the Lime property which includes non-contiguous Lime 1 and Lime 2 claim blocks. The property is located West of the Turnagain property. During the year ended December 31, 2009, the Company incurred costs totalling $810 (2008 - $7,441).

In July 2009, the Company acquired, by staking, the Dease Lime claims located 15 km east of the town of Dease Lake. During the year ending December 31, 2009, the Company incurred costs totalling $4,365 (2008 - $Nil).

In November 2009, the Company acquired, by map staking, the Wheaton Lime claims located 22 km southwest of the Turnagain property. During the year ending December 31, 2009, the Company incurred costs totalling $551 (2008 - $Nil).

5.	SHARE CAPITAL

Authorized:

Unlimited common shares without par value

	December 31, 2009		December 31, 2008
	Number of		Number of
	Shares	$	Shares	$
Issued and outstanding:

Balance, beginning of year	60,370,592	39,562,338	60,220,592	39,434,113
Exercise of options	-	-	150,000	128,225

Balance, end of year	60,370,592	39,562,338	60,370,592	39,562,338

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2009

5.	SHARE CAPITAL (CONTINUED)

2009 share transactions:

There were no share transactions for the year ending December 31, 2009.

2008 share transactions:

During the year ended December 31, 2008, 150,000 share purchase options were exercised for total cash proceeds of $70,000. In conjunction, a fair value of $58,255 was reallocated from contributed surplus to share capital.

Stock Options:

The Company has a formal rolling stock option plan whereby options may be granted to directors, employees and/or consultants by the board of directors. The number of options that may be granted is limited to 10% of the total shares issued and outstanding. The exercise price of the options granted will be no less than the discounted market price of the Company’s shares and the maximum term of the options will be 5 years or such longer term as permitted by the TSX. A summary of the Company’s stock option activity is as follows:

	December 31, 2009		December 31, 2008
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Options	Price	Options	Price

Balance, beginning of year	5,200,000	$0.96	4,595,000	$1.05

Granted	2,870,000	0.32	1,795,000	1.00

Exercised	-	-	(150,000)	0.47

Cancelled/Expired	(2,087,500)	0.85	(1,040,000)	1.20

Balance, end of year	5,982,500	$0.76	5,200,000	$0.96

Exercisable, at end of year	5,782,500	$0.76	4,860,500	$1.05

During the year ended December 31, 2009, the Company granted a total of 2,870,000 stock options to consultants and employees. The stock options were estimated to have a fair value of $199,358 or $0.07 per option. Management estimated the fair value using the Black-Scholes option pricing model with the assumptions as noted below. During the year ended December 31, 2009, $56,414 was capitalized to mineral property interests. As of December 31, 2009, 5,782,500 stock options have vested and 200,000 stock options remain unvested with total fair value of $71,200. The weighted average remaining lives of the vested and unvested stock options are 3.29 years and 1.18 years, respectively.

During the year ended December 31, 2008, the Company granted a total of 1,795,000 stock options to consultants and employees. The stock options were estimated to have a fair value of $488,454 or $0.27 per option. Management estimated the fair value using the Black-Scholes option pricing model with the assumptions as noted below. The fair values of the option grants are expected to be recognized over the vesting periods of the options. As of December 31, 2008, the non-vesting portion of the 1,795,000 stock options fair value was $43,469. The fair value is to be recognized in the statement of loss and comprehensive loss at $270,079 and $6,116 for the years ended December 31, 2008 and 2009. During the year ended December 31, 2008, $212,297 was capitalized to mineral property interests.

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2009

5.	SHARE CAPITAL (CONTINUED)

During the year ended December 31, 2007, the Company granted a total of 1,142,500 stock options to consultants and employees. The stock options were determined to have a fair value of $1,121,953 or $0.98 per option. Management determined the fair value using the Black-Scholes option pricing model with the assumptions as noted below. The fair values of the option grants are expected to be recognized over the vesting periods of the options. The fair value is to be recognized in the statement of loss and comprehensive loss at $1,074,596 and $47,357 for the 2007 and 2008 fiscal periods, respectively. During the year ended December 31, 2007, $Nil was capitalized to mineral property interests.

Management determined the fair value of the stock options using the Black-Scholes option pricing model with the following assumptions:

	2009	2008	2007
Risk-free interest rate	1.98-2.58%	2.80	2.80
Dividend yield	0%	0%	0%
Volatility factor	70-82%	64-88%	63-67%
Expected option life	5 Yrs.	2-5 Yrs.	2-5 Yrs.

The following stock options were outstanding at December 31, 2009:

Number of Shares	Exercise Price	Expiry Date

160,000	$ 1.00	January 7, 2010
10,000	0.60	May 10, 2010
150,000	0.75	May 19, 2010
795,000	0.75	January 16, 2011
150,000	0.80	June 16, 2011
10,000	0.80	September 21, 2011
200,000	2.15	March 27, 2012
50,000	2.15	March 27, 2012
200,000	2.15	March 27, 2012
15,000	2.70	April 23, 2012
22,500	2.80	May 29, 2012
20,000	2.30	July 23, 2012
50,000	2.20	October 1, 2012
50,000	2.20	October 10, 2012
50,000	2.20	October 30, 2012
230,000	1.00	April 1, 2013
650,000	1.00	June 27, 2013
310,000	1.00	July 22, 2013
1,930,000	0.30	February 17, 2014
930,000	0.35	October 15, 2014

5,982,500

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2009

5.	SHARE CAPITAL (CONTINUED)

Share Purchase Warrants:

The Company issues share purchase warrants, half share purchase warrants and / or agents warrants in connection with its ongoing brokered and non-brokered private placements. A summary of the Company’s share purchase warrant activity is as follows:

	December 31, 2009		December 31, 2008
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

Balance, beginning of year	2,719,802	$0.30	3,373,689	$2.96
Expired/Cancelled	-	-	(653,887)	2.80

Balance, end of year	2,719,802	$0.30	2,719,802	$0.30

The following share purchase warrants are outstanding at December 31, 2009:

Number of Shares	Exercise Price	Expiry Date
2,709,802	$ 0.30	May 22, 2010
10,000	0.30	May 29, 2010
2,719,802

The weighted average remaining life of all outstanding share purchase warrants at December 31, 2009 is 0.39 years.

During the year ended December 31, 2008, the Company re-priced the 2,719,802 warrants to $0.30 and extended the warrant exercise periods to May 22 and May 29, 2010 respectively. Management estimated the incremental fair value of the re-priced warrants was $426,700.

Contributed Surplus:

Changes to the Company’s contributed surplus are summarized as follows:

	December 31, 2009	December 31, 2008

Balance, beginning of year	$4,363,875	$3,465,667
Stock-based compensation	205,474	529,733
Increase in fair value of re-priced warrants	-	426,700
Stock options exercised	-	(58,225)

Balance, end of year	$4,569,349	$4,363,875

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2009

6.	RELATED PARTY TRANSACTIONS

During the year, the Company incurred the following expenditures with directors and officers and/or companies controlled by directors and/or officers:

	December 31, 2009	December 31, 2008	December 31, 2007

Geological and project management services	$160,000	$292,400	$-
Director fees	24,000	-	-
Management fees	268,000	154,000	124,000
Stock-based compensation	157,239	203,056	-
	$609,239	$649,456	$124,000

Related party transactions other than stock based compensation have been recorded at their exchange amount, which is the amount agreed to by the related parties.

7.	COMMITMENTS

i)	The Company has future minimum lease on its premises as follows:

2010	$48,880
2011	40,733

$89,613

8.	INCOME TAXES AND MINING TAX CREDITS

The actual income tax provision differs from the expected amounts calculated by applying the Canadian combined statutory federal and provincial corporate income tax rates to the Company’s loss before income taxes. The components of these differences are as follows for the years ended December 31, 2009, 2008 and 2007.

	December 31,	December 31,	December 31,
	2009	2008	2007

Loss before income taxes	$(1,215,750)	$(2,061,089)	$(2,718,134)
Statutory income tax rate	30.0%	31.0%	34.1%

Expected tax recovery	(364,643)	(638,938)	(926,884)
Increase (decrease) resulting from:
Expired non-capital operating losses	145,268	76,094	128,571
Stock-based compensation	44,718	94,173	144,761
Warrant extension	-	126,588	-
Share issuance expenses	-	-	(71,890)
Changes in tax rates	(34,973)	6,478	6,597
Realization of previously unrecognized tax assets	-	-	(968,189)
Increase in valuation allowance	-	204,787	-
Changes in tax and resource pools	433,246	-	-
Other adjustments	38,172	27,995	-
Future income taxes (recovery)	$261,788	$(102,822)	$(939,923)

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2009

8.	INCOME TAXES AND MINING TAX CREDITS (CONTINUED)

The significant components of the Company’s future income tax assets and liabilities, at substantially enacted tax rates of 27.50% (2008 - 28.33), are as follows:

	December 31,	December 31,
	2009	2008
Components:
Mineral properties	$(4,963,306)	$(3,217,853)
Non-capital and net-capital losses available	3,487,956	2,171,233
Share issuance costs and other tax
deductions	226,250	269,421
Federal non-refundable investment tax
credits, net of future income taxes	429,897	605,284
Net future tax asset (liability) before
valuation allowance	(819,203)	(171,915)
Valuation Allowance	-	(204,787)

Net future income tax liability	$(819,203)	$(376,703)

The Company has approximately $12,675,000 of non-capital tax losses available to reduce taxable income in future periods which expire between 2010 to 2029. The Company has approximately $10,421,000 in resource tax pools that may be carried forward indefinitely to reduce taxable income of future periods and approximately $593,000 of federal non-refundable tax credits which may be applied to reduce federal tax otherwise payable and which expire between 2025 to 2029.

The Company has applied or will apply for both provincial refundable tax credits and federal non-refundable tax credits relating to certain qualifying resource expenditures incurred. These amounts are recorded when a reasonable expectation of collection or utilization exists and will reduce the carrying value of the deferred exploration costs.

During the fiscal year ended December 31, 2009, the Canada Revenue Agency (“CRA”) conducted an audit of the Company's tax filings for the fiscal years 2002 to 2008 to substantiate a $2,222,020 claim in provincial refundable mining tax credits as of December 31, 2008. The results of the audit subsequent to December 31, 2009 resulted in a reduction of $1,062,637 in provincial refundable mining tax credits from $2,222,020 to $1,159,383 and a reduction of $334,891 in federal non-refundable tax credits from $854,689 to $519,798. The Company plans on filing a Notice of Objection within 90 days of receiving a Notice of Assessment from CRA to dispute CRA’s interpretation of certain costs incurred as not qualifying as Canadian Exploration Expenses for purposes of the provincial refundable mining tax credit and federal non-refundable tax credit claims.

At December 31, 2009, there were $1,301,506 (2008 - $2,222,020) of provincial refundable tax credits for which reasonable expectation of collection exists and which have been recorded as recoverable and credited to deferred exploration and development costs. As well, there were $429,897 (2008 - $605,284) of federal non-refundable tax credits (net of future taxes thereon) for which reasonable expectation of utilization exists and have been recorded as a reduction of the Company’s future tax liability and credited to deferred exploration costs. These credits, however, are subject to periodic review by the Tax Authorities and could be amended by the Tax Authorities based on their interpretation of the credit provisions. In which case, the Company would be required to defend its position and if unsuccessful, would result in a reduction to mining tax credits recoverable, an increase in future tax liabilities and an increase to deferred exploration costs.

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2009

9.	FINANCIAL INSTRUMENTS

The Company is exposed in varying degrees to a variety of financial instrument related risks as follows.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The Company’s bank accounts are held with a major bank in Canada. As all of the Company’s cash and cash equivalents are held by one bank in Canada, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company is not exposed to credit risk on mineral tax credit receivable, as these are due from the Government of Canada.

Currency Risk

The Company mainly operates in Canada and is therefore not exposed to significant foreign exchange risk arising from transactions denominated in a foreign currency.

Liquidity Risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and banking facilities.

Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net earnings or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

Foreign currency exchange rate risk and commodity price risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Commodity price risk is the risk that market values and future incomes will fluctuate because of changes in commodity prices. The Company does not have any direct exposure to foreign currency exchange rate risk or commodity price risk. The Company had no forward exchange rate contracts or commodity price contracts in place as at or during the years ended December 31, 2009 and 2008.

Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. As at December 31, 2009 and 2008, the Company did not have any significant interest rate risk.

The Company had no interest rate swap or financial contracts in place as at December 31, 2009 and 2008.

10.	CAPITAL MANAGEMENT

The Company identifies capital as share capital, cash and cash equivalents and receivables that are expected to be realized in cash. The Company raises capital through private and public share offerings and related party loans and advances. Capital is managed in a manner consistent with the risk criteria and policies provided by the board of directors and followed by management. All sources of financing and major expenditures are analyzed by management and approved by the board of directors.

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2009

10.	CAPITAL MANAGEMENT (CONTINUED)

The Company’s primary objectives when managing capital is to safeguard and maintain the Company’s financial resources for continued operations and to fund expenditure programs to further advance mineral property interests.

The Company is meeting its objective of managing capital through detailed review and due diligence on all potential acquisitions, preparing short-term and long-term cash flow analysis to maintain sufficient resources.

The Company is able to scale its expenditure programs and the use of capital to address market conditions by reducing expenditure and the scope of operations during periods of commodity pricing decline and economic downturn.

There are no externally imposed capital restrictions and no changes in approach.

11.	SUBSEQUENT EVENTS

On January 7, 2010, 160,000 stock options with an exercise price of $1.00 expired unexercised.

The Company granted 100,000 stock options to certain consultants, directors, officers, and employees, exercisable at $0.35 per share, expiring January 15, 2015.

The Company announced a non-brokered private placement consisting of 4,000,000 units at a price of $0.25 per unit for gross proceeds of up to $1,000,000. Each unit consists of one share and one-half share purchase warrant. Each warrant is exercisable at $0.40 for one year from the date of closing of the transaction. In the event the common shares of the Company close for twenty (20) consecutive trading days at an average price of $0.60 Cdn. or above, the Company shall have the right to require the conversion of the Warrants at the exercise price. Conversion will be required within 10 working days of issuance of the Notice of Forced Conversion. Any warrants that remain unexercised will expire 10 days after the issuance of notice by the Issuer.

Schedule 1
Hard Creek Nickel Corporation
Consolidated Schedule of Deferred Exploration and Costs
For The Years Ended December 31, 2009 and 2008

	Balance,		Balance,		Balance,
	December 31,	Expenditures	December 31,	Expenditures	December 31,
	2007	2008	2008	2009	2009

Assays and testing	$1,826,879	$159,009	$1,985,888	$23,918	$2,009,806
Claims renewal /Staking	390,542	25,660	416,202	5,318	421,520
Drilling	11,608,381	800,333	12,408,714	18,393	12,427,107
Environmental studies	476,712	534,141	1,010,853	130,404	1,141,257
Exploration data management	714,964	89,121	804,085	82,724	886,809
First Nations	-	21,835	21,835	73,109	94,944
Geochemistry	80,971	19,985	100,956	24	100,980
Geological services	4,063,269	1,460,399	5,523,668	1,013,182	6,536,850
Geophysical services	610,315	76,468	686,783	15,300	702,083
Metallurgy	1,048,976	583,696	1,632,672	816,035	2,448,707
Petrographic work	36,319	7,638	43,957	-	43,957
Project management	106,015	-	106,015	-	106,015
Survey, mapping and camp	895,555	240,581	1,136,136	107,116	1,243,252
Transportation	1,675,129	486,829	2,161,958	169,312	2,331,270
Write down property	(68,158)	(44,662)	(112,820)	(6,527)	(119,347)
BC refundable mining tax credits	(1,566,304)	(983,320)	(2,549,624)	920,514	(1,629,110)
Federal non-refundable mining tax credits	-	(605,284)	(605,284)	180,712	(424,572)

	$21,899,565	$2,872,429	$24,771,994	$3,549,534	$28,321,528